

Riot and the Dance

August 6 at 7:42 PM · 🌐

This may be an incredible investment opportunity and you can be the first to know when or if the fundraising opportunity opens up. The Chosen TV Series went through this same fundraising process and Angel Studios, our distribution partner, generated over $50M in revenue with The Chosen, this year alone. Nature documentaries are a multi-billion dollar industry and none of them are Christian-based movies or TV shows.

Go to angel.com/riot ✅ and make this project happen! You will be the first to hear when and if the fundraising starts.

You can watch our original pilot episode called The Riot and the Dance: Water, which has been rated over 78% Audience Score on Rotten Tomatoes. Check it out and the potential investment opportunity at angel.com/riot ✅.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding; (4) The Chosen's revenue is not profits.

[intense music]

THE
RIOT
AND THE
DANCE

INVEST.ANGEL.COM ✅